UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-40225

KKR ACQUISITION HOLDINGS I CORP.
(Exact name of registrant as specified in its charter)

30 Hudson Yards, Suite 7500, New York, NY 10001
(212) 750-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one redeemable Warrant
Class A Common Stock, par value $0.0001 per share
Redeemable Warrants, each whole Warrant exercisable for one share of Class A Common Stock, each at an exercise price of
$11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, KKR Acquisition Holdings I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KKR ACQUISITION HOLDINGS I CORP.

Date: December 30, 2022	By:	/s/ Glenn Murphy
Name: Glenn Murphy
Title: Executive Chairman and Chief Executive Officer